August 18, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Patrick Gilmore

Accounting Branch Chief

Re:	NCR Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 001-00395

Dear Mr. Gilmore:

This letter is to confirm receipt by NCR Corporation (the “Company”) of your letter, dated July 30, 2010, which sets forth a comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filing.

Pursuant to yesterday’s telephone conversation between Joshua Korth of the Company and Matthew Crispino of the Staff, please note that the Company intends to provide, via EDGAR, the response requested in your letter on or before August 27, 2010.

In the interim, please do not hesitate to contact me at 937-445-5798 if you have any questions or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation